aKB

"Public"

17004657

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCP Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Pinou 212-201-8060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave Ste 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JCA

OATH OR AFFIRMATION

I, Thomas Pinou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCP Capital Markets, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

02/01/17

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THAE BOK KWEON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KW6285447
Qualified in Richmond County
My Commission Expires July 08, 2017

RCP Capital Markets Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

RCP CAPITAL MARKETS INC.

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of RCP Capital Markets Inc.

We have audited the accompanying statement of financial condition of RCP Capital Markets Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of RCP Capital Markets Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCP Capital Markets Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 31, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

RCP Capital Markets Inc

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets				
Cash	$	10,947		
Due from Clearing Broker		-		
Deposits				
Prepaid Expenses		4,125		
Fixed Asset, net of depreciation		-		
Other Receivables		-		
Total Assets			$	15,072
Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable and accrued expenses	$	728		
Deferred liablility		-		
Total Liabilities			$	728
Stockholder's Equity				14,344
Total Liabilities and Stockholder's Equity			$	15,072

The accompanying notes are an integral part of these financial statements.

RCP Capital Markets Inc.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 - NATURE OF BUSINESS

RCP Capital Markets Inc. (the "Company") is a Wisconsin S Corporation that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

On November 11, 2014, Kenneth Strom ("Former Owner") the former owner of the Company, entered into a share purchase agreement ("Agreement") with RCP Capital Markets 2, LLC. Pursuant to the Agreement the former owner agrees to sell to RCP Capital Markets 2 LLC 100% of the Company's shares upon approval by FINRA. The closing took place on September 28, 2015, when pursuant to NASD Rule 1017; FINRA granted the Company to undergo a 100% ownership change where RCP Capital Markets 2, LLC is the new 100% direct owner of the Company. In anticipation of the sale, the Company changed its name from Strom Financial Partners Inc. to RCP Capital Markets Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include Company's Level 3 securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment is reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

REVENUE RECOGNITION

Investment Banking Revenue
Investment banking revenue includes underwriting and private placement agency fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes management fees, selling concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.

Advisory and Consulting Fees
The Company provides financial placement services to its clients in connection with proposed business capital raises, including financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

In addition, other nominal amounts, which do not conform to the types described above, are also recorded as other revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 31, 2017, to determine if events or transactions occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

INCOME TAXES

The Company, a Wisconsin S Corporation, has elected, by consent of its stockholder, to be taxed as an S corporation under the provision of the Internal Revenue Code and state statutes. Under those provisions, the Company does not pay federal or state corporate income tax on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the company. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. Tax provisions, if any, within these statements represents the Company's share of New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the Company files on a separate return basis and tax payments are paid to its Parent for its proportionate share of taxes.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2013.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is

NOTE 3 - CONCENTRATIONS AND CREDIT RISK (CONTINUED)

limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. During the year ended December 31, 2016, the Company had no customers, each of whom accounted for 10% of total revenues.

The Company maintains checking accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

NOTE 5 - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company has no Equipment or Leasehold improvements at this time.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $10.219, which exceeded required net capital by $5,219 and a total aggregate indebtedness of $728. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1 at December 31, 2016.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – CLEARING ARRANGEMENT:

The Company has a clearing arrangement with a broker dealer. This arrangement was not utilized due to the Company not conducting any securities related business during the year 2016.